Commonwealth of Virginia
State Corporation Commission
Office of the Clerk
Entity ID: 11335395
Filing Number: 2201254118237
Filing Date/Time: 01/25/2022 01:37 PM
Effective Date/Time: 01/25/2022 01:37 PM

Limited Liability Company - Articles of Organization

Entity Information

Entity Name: EqualityMD CF SPV 2022, LLC

Entity Type: Limited Liability Company

Business Type

Industry Code: 0 - General

Duration

Perpetual(forever)

Registered Agent Information

RA Type: An Individual who is a resident of Virginia

Locality: CHESTERFIELD COUNTY

RA Qualification: Member of the Virginia State Bar

Name: Christopher E Gatewood

Email Address: chris@threshold.cc

The company's initial registered office address, including the street and number, if any, which is identical to the business office of the initial registered agent, is:

Registered Office Address: 1905 Huguenot Rd Ste 200, North Chesterfield, VA, 23235 - 4312, USA

Contact Number: N/A

Principal Office Address

Address: 1342 Flynn Rd, Richmond, VA, 23225 - 7510, USA

Principal Information

Management Structure: Member-Managed

Signature Information

Date Signed: 01/25/2022

Executed in the name of the limited liability company by:

Printed Name	Signature	Title
Christopher E. Gatewood	Christopher E. Gatewood	Organizer